SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 2017

Commission File Number 0-28800

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DRDGOLD Limited

1 Sixty Jan Smuts Building, 2nd Floor-North Tower
160 Jan Smuts Avenue, Rosebank
South Africa, 2196

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.

Yes ☒   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection
with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2017, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated November 30, 2017, "RESULTS OF ANNUAL GENERAL MEETING".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: November 30, 2017

By: /s/ Riaan Davel
      Name: Riaan Davel
      Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
("**DRDGOLD**" or the "**Company**")

RESULTS OF ANNUAL GENERAL MEETING

DRDGOLD shareholders are advised that at the annual general meeting ("**AGM**") of shareholders held on Thursday, 30 November 2017, all the ordinary and special resolutions, as set out in the notice of AGM dated 25 October 2017, were approved by the requisite majority of shareholders present or represented by proxy.

All resolutions proposed at the AGM, together with the percentage of shares abstained, as well as the percentage of votes carried for and against each resolution, are as follows:

Ordinary resolution number 1: To reappoint KPMG Inc. as independent auditors of the Company for the ensuing period terminating on the conclusion of the next AGM of the Company

Shares Voted	Abstained	For	Against
290 244 441 67.28%	0.06%	96.80%	3.20%

Ordinary resolution number 2: To elect Mrs Toko Mnyango as a director of the Company

Shares Voted	Abstained	For	Against
290 086 271 67.24%	0.10%	99.86%	0.14%

Ordinary resolution number 3: To re-elect Mr Riaan Davel as a director of the Company

Shares Voted	Abstained	For	Against
290 149 941 67.25%	0.08%	99.62%	0.38%

Ordinary resolution number 4: To re-elect Mr Geoffrey Campbell as a director of the Company

Shares Voted	Abstained	For	Against

290 123 171 67.25%	0.09%	99.66%	0.34%

Ordinary resolution number 5: To re-elect Mr Edmund Jeneker as a director of the Company

Shares Voted	Abstained	For	Against
290 153 141 67.25%	0.08%	99.85%	0.15%

Ordinary resolution number 6: General authority to issue securities for cash

Shares Voted	Abstained	For	Against
267 267 548 61.95%	5.39%	81.83%	18.17%

Ordinary resolution number 7.1 – 7.4: Election of Audit Committee members

Ordinary resolution number 7.1: Appointment of Mr Johan Holtzhausen – Chairman

Shares Voted	Abstained	For	Against
290 200 811 67.26%	0.07%	99.90%	0.10%

Ordinary resolution number 7.2: Appointment of Mr Edmund Jeneker

Shares Voted	Abstained	For	Against
290 196 611 67.26%	0.07%	99.89%	0.11%

Ordinary resolution number 7.3: Appointment of Mr James Turk

Shares Voted	Abstained	For	Against
290 225 271 67.27%	0.06%	99.70%	0.30%

Ordinary resolution number 8: Endorsement of the remuneration policy

Shares Voted	Abstained	For	Against
290 085 677 67.24%	0.10%	99.53%	0.47%

Ordinary resolution number 9: Endorsement of the implementation report

Shares Voted	Abstained	For	Against
290 021 793 67.22%	0.11%	99.67%	0.33%

Ordinary resolution number 10: To authorise the directors to sign all required documents

Shares Voted	Abstained	For	Against
290 196 591 67.26%	0.07%	99.91%	0.09%

Special resolution number 1: General authority to repurchase issued securities

Shares Voted	Abstained	For	Against
290 295 891 67.29%	0.05%	99.69%	0.31%

Special resolution number 2: General authority to provide financial assistance in terms of sections 44 and 45 of the Companies Act

Shares Voted	Abstained	For	Against
290 045 511 67.23%	0.11%	99.80%	0.20%

Special resolution number 3: Approval of non-executive directors' remuneration ("**NED Fees**")

Shares Voted	Abstained	For	Against
267 141 328 61.92%	5.41%	89.27%	10.73%

Special resolution number 4: Approval for Company to account for tax legislative changes and deem the NED fees to be exclusive of Value-Added Tax

Shares Voted	Abstained	For	Against
290 133 211 67.25%	0.09%	99.88%	0.12%

Notes

- Percentages of shares voted are calculated in relation to the total issued share capital of DRDGOLD.
- Percentages of shares voted for and against are calculated in relation to the total number of shares voted for each resolution.
- Abstentions are calculated as a percentage in relation to the total issued share capital of DRDGOLD.

Johannesburg
30 November 2017

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